UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 5, 2009

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)   Departure of Director

On June 5, 2009, Dollar Tree, Inc., announced that Mr. Alan L. Wurtzel has informed the Board of his intention to retire from the Company's Board of Directors effective at the Company's Annual Meeting of Shareholders on June 18, 2009.

Item 7.01. Regulation FD Disclosure.

On June 5, 2009, Dollar Tree Stores, Inc. issued a press release announcing that Alan L. Wurtzel has announced his intention to retire from the Company's Board of Directors effective at the Company's Annual Meeting of Shareholders on June 18, 2009.

A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated June 5, 2009 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: June 8, 2009

By: /s/ Kevin S. Wampler
          Kevin S. Wampler
          Chief Financial Officer

EXHIBITS

Exhibit 99.1 Press release dated June 5, 2009 issued by Dollar Tree, Inc.
-

Exhibit 99.1

PRESS RELEASE

ALAN WURTZEL TO RETIRE FROM DOLLAR TREE BOARD

CHESAPEAKE, Va. – June 5, 2009 – Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, announced today that Mr. Alan L. Wurtzel has announced his intention to retire from the Company's Board of Directors effective at the Company's Annual Meeting of Shareholders on June 18, 2009.

"Alan Wurtzel has been a valued member of the Dollar Tree Board for all of our years as a public company," said Macon Brock, Chairman. "During his time on the Board, Dollar Tree has grown from a regional retailer with 500 stores and $300 million in sales to a Fortune 500 company with more than 3,600 stores across the country, and annual sales of more than $4.64 billion. Our sales and our earnings per share have increased every year since 1995. We have benefited from his experience, business acumen and his understanding of our unique business model. Most importantly, his judgment, integrity and commitment to sound Corporate Governance have served our Company's shareholders very well."

Prior to joining the Dollar Tree Board of Directors, Mr. Wurtzel had been employed by Circuit City Stores, Inc. for 20 years where he served as Chief Executive Officer from 1973 to 1986. He currently serves on the boards of several nonpublic companies and several not-for-profit institutions including Oberlin College, the state Council of Higher Education of Virginia and the Chesapeake Bay Foundation.

"At age 75, it is time to move on and allow someone younger with more current business operating experience to assume a larger role on the Board," said Mr. Wurtzel. "Serving on the Dollar Tree Board has been one of the more rewarding experiences in my life. It has been a pleasure to see a relatively small company grow and flourish under superior leadership."

Dollar Tree, a Fortune 500 Company, operated 3,667 stores in 48 states as of May 2, 2009, with total retail selling square footage of 31.0 million. To learn more about the Company, visit www.DollarTree.com.

CONTACT:Dollar Tree, Inc., Chesapeake
 Timothy J. Reid, 757-321-5284
 www.DollarTree.com